SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EXHIBIT 20

(CVM Ruling No. 481/09)

RIGHT TO WITHDRAW

1.         Describe the event that entailed or will entail the withdrawal and its legal grounds

Answer: The merger by Braskem S.A. (“Braskem”) of shares of its controlled company Quattor Participações S.A. (“Quattor”) (“Merger of Shares”) shall give Braskem’s shareholders the right to withdraw, under article 252 of Law No. 6,404/76 (“Corporation Law”).

2.         Inform the shares and classes to which the withdrawal applies

Answer: Only common shares and class “B” preferred shares of Braskem shall grant its holders the right to withdraw. Class “A” preferred shares of Braskem shall not grant its holders the right to withdraw, since such shares have liquidity and dilution, pursuant to article 137, II of the Corporation Law.

3.         Inform the date of the first publication of the call notice of the meeting, as well as the date of the communication of the material fact pertaining to the resolution that entailed or will entail the withdrawal

Answer: The Material Fact that disclosed the Merger of Shares, transaction which will entail the right to withdraw, was disclosed on January 22, 2010. The call notice of the meeting that will resolve the Merger of Shares shall be published for the first time on June 02, 2010.

4.         Inform the term to exercise the right to withdraw and the date that will be considered for purposes of establishing the holders of the shares that will be entitled to exercise the right to withdraw

Answer: The right to withdraw shall only be ensured as regards the shares that the shareholders that hold common shares and class “B” preferred shares of Braskem provenly held on January 22, 2010, prior to the market opening, publication date of the Material Fact that informed the market of the Merger of Shares. The term to exercise the right to withdraw is of 30 days as from the date in which the minutes of Braskem’s meeting that approves the Merger of Shares are published.

Other information about the exercise of the right to withdraw by Braskem’s shareholders will be disclosed in a Notice to the Shareholders to be disclosed on a date after the approval of the Merger of Shares by Braskem’s general meeting.

5.         Inform the amount of the reimbursement per share or, if it is not possible to determine it previously, the administration’s estimate about such amount

Answer: The amount of the reimbursement of the shares subject to the exercise of the right to withdraw shall be R$ 9.15237722 (nine reais, fifteen centavos and fraction) per share.

6.         Inform the calculation form of the amount of the reimbursement

Answer: The amount of the reimbursement corresponds to the ratio of the division of Braskem’s net equity amount, except for the treasury shares, by the amount of shares issued by the Company, pursuant to the last approved balance sheet of Braskem of December 31, 2009.

7.         Inform if the shareholders will be entitled to request a special balance sheet

Answer: The shareholders shall have the right to request a special balance sheet, pursuant to article 45, paragraph 2, of the Corporation Law.

8.         If the amount of the reimbursement is determined by an appraisal, list the experts or specialized companies recommended by the administration

Answer: Not applicable.

9.         In the event of merger, merger of shares or consolidation involving controlling and controlled companies or companies under common control

a.         Calculate the replacement ratios of the shares based on the amount of the net equity at market prices or other criteria accepted by the CVM

Answer: As set forth in article 264 of the Corporation Law, Braskem and Quattor requested from CVM, on May 06, 2010, that the economic and financial appraisal report of Braskem and Quattor that served as basis to determine the replacement ratio applicable to the Merger of Shares be used to comply with the provisions in the main section of article 264 of the Corporation Law. Such report indicates a replacement ratio of 0.188558631820 common share issued by Braskem for each common share issued by Quattor.

b.         Inform if the replacement ratios of the shares set forth in the transaction protocol are less advantageous than the ones calculated pursuant to item 9(a) above

Answer: The replacement ratio set forth in the protocol of the Merger of Shares is equal to the one ascertained in the report that will be used to comply with article 264 of the Corporation Law, which shall be subject to CVM’s authorization, as mentioned in item “a” above.

c.         Inform the amount of the reimbursement calculated based on the amount of the net equity at market prices or other criteria accepted by CVM

Answer: The right to withdraw set forth in article 264, paragraph 3 of the Corporation Law does not apply to Braskem’s shareholders, since such provision gives the option of exercising the right to withdraw by the price per share calculated pursuant to article 264, if the replacement ratio calculated under the terms set forth therein is more advantageous than the ratio proposed by the companies’ administrations only to the shareholders of the controlled company (Quattor).

10.       Inform the equity value of each share, ascertained pursuant to the last approved balance sheet

Answer: The equity value per share of Braskem ascertained pursuant to the balance sheet of December 31, 2009 is R$ 9.15237722 (nine reais, fifteen centavos and fraction).

11.       Inform the quotation of each class or kind of shares to which the withdrawal applies in the markets in which they are traded, identifying:

i.          Minimum, average and maximum quotation for each year, for the last three (03) years

Tickers Braskem	Minimum	Average	Maximum
2007
BAK	11.56	16.02	19.27
BRKM3	11.67	14.56	16.14
BRKM5	12.34	15.49	18.19
BRKM6	7.49	11.13	13.37
XBRK	4.63	6.09	7.20
2008
BAK	4.60	13.25	18.03
BRKM3	5.33	12.03	14.95
BRKM5	5.41	11.58	15.19
BRKM6	4.52	9.88	12.49
XBRK	1.59	4.50	5.87
2009
BAK	3.74	9.06	16.77
BRKM3	4.50	8.24	12.49
BRKM5	4.41	8.53	14.72
BRKM6	0.00	8.48	11.80
XBRK	1.49	3.16	5.94

ii.         Minimum, average and maximum quotation for each quarter, for the last two (2) years

Tickers Braskem	Minimum	Average	Maximum
2008
1T08
BAK	13.47	15.44	17.67
BRKM3	11.53	13.47	14.75
BRKM5	11.76	13.36	15.19
BRKM6	9.48	10.83	12.05
XBRK	4.63	5.30	5.87
2T08
BAK	15.49	16.61	18.03
BRKM3	13.10	14.19	14.95
BRKM5	12.71	13.72	15.14
BRKM6	11.50	11.81	12.49
XBRK	4.88	5.31	5.76
3T08
BAK	9.69	14.61	17.76
BRKM3	10.99	12.68	13.98
BRKM5	9.21	12.00	13.92
BRKM6	12.00	12.00	12.00
XBRK	3.37	4.84	5.71
4T08
BAK	4.60	6.43	10.59
BRKM3	5.33	7.96	11.28
BRKM5	5.41	7.25	10.21
BRKM6	4.52	6.01	8.00
XBRK	1.59	2.50	3.72
2009
1T09
BAK	3.74	4.73	5.70
BRKM3	4.50	5.69	6.34
BRKM5	4.41	5.48	6.30
BRKM6	4.50	4.53	4.56
XBRK	1.49	1.83	2.06
2T09
BAK	4.35	6.61	8.11
BRKM3	4.80	6.48	7.23
BRKM5	4.93	6.81	8.30
BRKM6	4.80	5.47	5.81
XBRK	1.62	2.42	2.99
3T09
BAK	7.06	10.12	12.70
BRKM3	6.85	8.72	10.90
BRKM5	7.05	9.39	11.35
BRKM6	0.00	7.96	10.99
XBRK	2.50	3.49	4.33
4T09
BAK	12.20	14.54	16.77
BRKM3	10.40	11.52	12.49
BRKM5	10.91	12.46	14.72
BRKM6	8.20	9.86	11.80
XBRK	4.19	4.87	5.94

iii.        Minimum, average and maximum quotation for each month, for the last six (6) months

Tickers Braskem	Minimum	Average	Maximum
Dec/09
BAK	14.15	15.92	16.77
BRKM3	11.20	11.82	12.46
BRKM5	11.84	13.62	14.72
BRKM6	8.82	10.60	11.80
XBRK	4.55	5.38	5.94
Jan/10
BAK	13.91	16.02	17.73
BRKM3	12.24	13.16	14.20
BRKM5	13.26	14.14	15.25
BRKM6	10.60	11.04	12.79
XBRK	5.08	5.65	5.98
Feb/10
BAK	13.87	14.38	14.96
BRKM3	12.10	12.48	12.80
BRKM5	12.78	13.10	13.48
BRKM6	10.70	10.74	10.77
XBRK	4.97	5.22	5.44
Mar/10
BAK	14.33	14.73	15.34
BRKM3	11.70	12.13	12.40
BRKM5	12.65	13.04	13.40
BRKM6	10.75	10.75	10.75
XBRK	5.31	5.49	5.70
Apr/10
BAK	13.71	14.43	15.04
BRKM3	10.95	11.38	11.79
BRKM5	12.31	12.74	13.17
BRKM6	10.75	10.75	10.75
XBRK	4.93	5.39	5.63

iv.        Average quotation for the last ninety (90) days

Tickers Braskem	Minimum	Average	Maximum
last 90 days – 03/03/10 to 05/31/10
BAK	10.98	13,94	15.34
BRKM3	8.60	11.08	12.30
BRKM5	10.11	12.36	13.40
BRKM6	10.00	10.66	10.75
XBRK	4.20	5.29	5.70

Note: BAK (US$/share), XBRK (€/share), BRKM (R$/share)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 04, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.